UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form N-SAR [  ] Form N-CEN [  ] Form N-CSR

For Period Ended: December 31, 2020

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Enveric Biosciences, Inc.

Full Name of Registrant

AMERI Holdings, Inc.
Former Name if Applicable

4851 Tamiami Trail N, Suite 200
Address of Principal Executive Office (Street and Number)

Naples, FL 34103
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN, or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

Enveric Biosciences, Inc. (the “Company”) is unable to file its Form 10-K for the year ended December 31, 2020 (the “Form 10-K”) in a timely manner without unreasonable effort and expense due to unanticipated delays experienced by the Company in completing its financial statements and other disclosures in the Form 10-K. As a result, the Company is still in the process of compiling required information to complete the Form 10-K and requires additional time to complete its review of the financial statements for the year ended December 31, 2020 to be incorporated in the Form 10-K. The Company presently anticipates that it will file the Form 10-K before the fifteenth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John Van Buiten	(239)	302-1707
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).	[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s net loss for the year ended December 31, 2020 was $6,864,676, as compared to $2,410,673 for the year ended December 31, 2019. The increase in the Company’s net loss was primarily due to (a) increased general and administrative fees, including legal and professional fees due to the Company’s efforts to complete its tender offer and business combination on December 30, 2020, (b) an increase in stock-based compensation expense, and (c) an increase in research and development costs.

The Company’s foreign exchange loss was $169,655 for the year ended December 31, 2020, as compared to $6,667 for the year ended December 31, 2019. The increase in foreign exchange loss is primarily due to the U.S. dollar weakening against the Canadian dollar and the conversion of Canadian dollars into U.S. dollars for payment of U.S.-dollar-denominated expenses.

As a result of the increases in net loss and foreign exchange loss, the Company’s comprehensive loss was $7,034,331 for the year ended December 31, 2020, as compared to $2,417,340 for the year ended December 31, 2019.

Forward-Looking Statements

Certain matters discussed in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements are based on management’s current expectation and include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K and the results of the ongoing review.

These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the ongoing audit may identify errors or control deficiencies in the Company’s accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

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Enveric Biosciences, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : April 1, 2021	By:	/s/ John Van Buiten
	Name:	John Van Buiten
	Title:	Chief Financial Officer

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